UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No      X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation and further to the communication of other relevant information dated May 27, 2025 (with registration number 35008), hereby communicates the following:

INSIDE INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) (the “Offer”), for which the prior announcement was published as inside information on May 9, 2024 (with registration number 2241) and the request for authorisation was submitted to the Spanish Securities Market Commission (CNMV) on May 24, 2024, BBVA informs that, as of today, it has received the resolution of the Council of Ministers authorizing the economic concentration resulting from the Offer, subject to an additional condition to those commitments already submitted by BBVA and included in the resolution issued by the National Commission on Markets and Competition (CNMC) on April 30, 2025.

The resolution agreement of the Council of Ministers, including said condition, as notified to BBVA, is attached. BBVA is currently assessing the resolution for the purposes set forth in Article 26.1 of Royal Decree 1066/2007, of July 27, on the rules governing tender offers.

Madrid, June 24, 2025

MINISTRY OF THE PRESIDENCY, JUSTICE AND RELATIONS WITH THE COURTS

MR. FÉLIX BOLAÑOS GARCÍA, MINISTER OF THE PRESIDENCY, JUSTICE AND RELATIONS WITH THE COURTS AND SECRETARY OF THE COUNCIL OF MINISTERS,

CERTIFY:

That at the meeting of the Council of Ministers held on June 24, 2025, the Resolution authorizing the BBVA/SABADELL economic concentration transaction (file C/1470/24 and CE/022/25) was approved and a condition was imposed on it, the literal text of which is as follows:

“THE COUNCIL OF MINISTERS

AGREES

1.- To authorize the BBVA/Banco Sabadell concentration (file C/1470/24 of the CNMC and CE/022/25 from the Ministry of Economy, Trade and Business), with a condition based on the following criteria of general interest, other than those relating to the defense of competition: i) guarantee of an adequate maintenance of the objectives of the sectoral regulation linked to support for growth and business activity, (ii) protection of workers, (iii) territorial cohesion, (iv) social policy objectives related to the social work of foundations, financial consumer protection and affordable housing and (v) promotion of research and technological development:

-

For a period of three years from the notification of this Resolution, BBVA and Banco Sabadell shall maintain separate legal personality and shareholders’ equity. Each entity must preserve autonomy in the management of its activity aimed at protecting the criteria of general interest indicated in the previous paragraph. Such autonomy must be materialized, at least, in the maintenance of autonomous management and decision-making in relation to decisions affecting the policy of: i) financing and credit, in particular to SMEs, ii) human resources, iii) network of branches and banking services, and iv) social work through their respective foundations.

-	After three years have elapsed, the effectiveness of this condition will be evaluated and the Council of Ministers will determine whether to extend its duration to two more years.

2.- The supervisory body shall be the Secretary of State for Economy and Business Support (hereinafter, SEEAE). The SEEAE will evaluate the effectiveness of the established condition. To assess this, it will require, between six and two months prior to the minimum end date of the period established in the condition (three years):

-

A status Report: BBVA and Banco Sabadell must submit a status Report for each of the entities to the SEEAE. This report, in particular, will detail the autonomous management model that has been carried out and its contribution to the maintenance of the criteria of general interest mentioned above.

-

Long-term structural plan: each of the entities must prepare and publish on its website a long-term structural Plan detailing the extent to which its corporate strategy will affect, in at least the next five years, the criteria of general interest identified.

Loose translation for information purposes

MINISTRY OF THE PRESIDENCY, JUSTICE AND RELATIONS WITH THE COURTS

3.- Confirm the commitments established by the Competition Chamber of the National Commission on Markets and Competition (hereinafter, CNMC) in the annex to its Resolution dated April 30, 2025, in the BBVA/Banco Sabadell file (C/1470/24).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 24, 2025

By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese

Title: Global Head of Strategy & M&A